Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

VIA EDGAR CORRESPONDENCE

March 24, 2021

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust (“Registrant”), SEC File Nos. 333-191019 and 811-22883
Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. Brutlag:

We are writing in response to additional comments that you provided with respect to a new series of the Registrant, the ARK Space Exploration & Innovation ETF (formerly, ARK Space Exploration ETF) (the “Fund”) and the Registrant’s response letter dated March 15, 2021. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. For your convenience, we have set out below the staff (“Staff”) of the Securities and Exchange Commission’s (“SEC”) comments along with the Registrant’s responses.

Prospectus

1.          Comment: For purposes of “Space Exploration” in the Fund’s name, please explain and disclose how ARK Investment Management LLC (the “Adviser”) determines that a company “leading, enabling, or benefitting from technologically enabled products and/or services that occur beyond the surface of the Earth” meets the Fund’s 80% policy. For example, does the Adviser look to whether a company derives more than 50% of its profits or revenues from, or devote a significant amount of its resources to, products or services related to space exploration?

Response: We respectfully acknowledge your comment. We have changed the name of the Fund to “ARK Space Exploration & Innovation ETF.” In addition, we have revised the first paragraph of the Fund’s Principal Investment Strategies section as follows:

The Fund is an actively-managed exchange-traded fund (“ETF”) that will invest under normal circumstances primarily (at least 80% of its assets) in domestic and foreign equity securities of companies that are engaged in the Fund’s investment theme of Space Exploration and Innovation. The Adviser defines “Space Exploration” as leading, enabling, or benefitting from technologically enabled products and/or services that occur beyond the surface of the Earth. The Adviser defines Innovation, including the investment theme of “disruptive innovation,” as the introduction of a technologically enabled new product or service that the Adviser expects to change an industry landscape. The Adviser’s internal research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and identify and take advantage of trends that have ramifications for individual companies or entire industries.

2.        Comment: Please explain how companies that create the technologies required for successful value-add aerospace operations, including artificial intelligence, robotics, 3D printing, materials and energy storage, and companies that stand to benefit from aerospace activities, including agriculture, internet access, global positioning system (GPS), construction and imaging companies qualify as space exploration companies.

Response: We have revised the Prospectus disclosure as follows: “Enabling Technologies Companies are companies that develop technologies used by Space Exploration related companies for successful value-add aerospace operations. These operations include artificial intelligence, robotics, 3D printing, materials and energy storage. For example, 3D printing companies create value-add for space and aerospace exploration related companies by accelerating innovation thanks to low-costs and rapid prototyping, and by lowering the weight of low volume, highly complex parts. Aerospace Beneficiary Companies are companies whose operations stand to benefit from aerospace activities, including agriculture, internet access, global positioning system (GPS), construction, imaging, drones, air taxis and electric aviation vehicles. For example, agriculture companies utilize technologies advanced by space exploration and innovation, such as satellite imagery.”

3.         Comment: Please provide the general definition of “suborbital space,” and explain whether the Prospectus’ use of that term conforms to the general definition.

Response: “Suborbital space” refers to the space in which “Suborbital Aerospace Companies” operate. Suborbital Aerospace Companies are companies that launch, make, service or operate aircrafts that reaches outer space but do not reach a velocity needed to remain in orbit around a planet. We have revised the Prospectus as follows: “Suborbital Aerospace Companies are companies that launch, make, service, or operate platforms in the suborbital space, but do not reach a velocity needed to remain in orbit around a planet.”

*    *    *    *    *

We trust that the foregoing is responsive to each of your comments. Should you have any questions, please do not hesitate to call me at (212) 698-3526.

Sincerely,

/s/ Allison Fumai

Allison Fumai